Filed by North Fork Bancorporation, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933
                                    Subject Company:  Dime Bancorp, Inc.
                                    Commission File No. 001-13094

                                    FOR IMMEDIATE RELEASE

INVESTOR:      DANIEL M. HEALY
               EXECUTIVE VICE PRESIDENT
               CHIEF FINANCIAL OFFICER
               631-844-1258

PRESS:         KEKST AND COMPANY
               ROBERT D. SIEGFRIED /VICTORIA WELD/JEREMY FIELDING
               212-521-4800


              NORTH FORK WELCOMES DIME AND HUDSON UNITED WILLINGNESS
                    TO WAIVE THEIR "NO SHOP" PROVISIONS

MELVILLE, N.Y. - APRIL 12, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE:NFB) announced today that despite the apparent difference of opinion between Dime Bancorp and Hudson United, North Fork is heartened to read the statements from them announcing each's willingness to cooperate in waiving the "no-shop" provision of their merger agreement to allow Dime to begin negotiations with North Fork. In response to Hudson's statement earlier today, North Fork has advised Hudson that North Fork will provide Hudson with the requested affirmation of its rights under its stock option agreement.

John Adam Kanas, President and Chief Executive Officer of North Fork, commented that, "We are pleased to see that the Dime board has agreed to Hudson granting this waiver and view Dime's willingness to negotiate as being in the best interests of all parties involved, especially Dime shareholders."


Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson merger and North Fork's registration statement with respect to its exchange offer for Dime common stock, each as filed with the Securities and Exchange Commission, and any amendments or supplements to either of them, because each of these documents contains important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's proxy solicitor, D.F. King & Co., Inc., toll-free at 1-800-755-7250.

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